November 6, 2013

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	Evogene Ltd.

Registration Statement on Form F-1 (File No. 333-191315) filed on October 28, 2013

Dear Ms. Nguyen:

On behalf of our client, Evogene Ltd., an Israeli company (the “Company”), we transmit herewith Amendment No. 4 to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) via the Electronic Data-Gathering, Analysis, and Retrieval (“EDGAR”) system of the Securities and Exchange Commission (the “Commission”). The Registration Statement was initially submitted confidentially to the Commission on April 26, 2013 (CIK No. 0001574565). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated November 5, 2013 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Registration Statement.

November 6, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Application of Critical Accounting Policies and Estimates, page 53

Share-Based Compensation, page 54

1.	We note from your response to our prior comment 1 that the public offering price of your common shares is currently expected to be determined at or around the public trading price of your shares on the Tel Aviv Stock Exchange (the “TASE”) and not at a significant premium to such trading price. We also note from your response that you will provide necessary disclosures in response to our prior comment when the information is available. In this regard, please confirm that you will revise to discuss each significant factor contributing to the difference between the fair value of the options granted during 2012 and 2013 and the estimated public offering price for your common shares in the United States. This discussion should generally explain any significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes that resulted in the changes in the fair value of your shares and related stock-based compensation. You may also include relevant disclosure explaining how your expected IPO price for common shares to be issued in this offering compares to your recent trading price on the TASE.

Response:

The Company has revised the disclosure on page 57 of MD&A to explain that the fair value of the ordinary shares used to calculate the fair value of its options is determined based on the price of the Company’s ordinary shares on the Tel Aviv Stock Exchange (the “TASE”). The Company believes that the TASE trading price is an objective, third party determination of the fair value of the Company’s ordinary shares on the date of grant, similar to other companies with publicly traded shares.

The Company believes that disclosure of information of the type referenced in the Staff’s comment regarding significant factors contributing to the difference between the fair value of options granted in the past and the estimated public offering price for the Company’s offering would be customary for a company conducting an IPO that had ordinary shares that are not already widely traded in a highly liquid public market. Under that circumstance, when determining the fair value of options granted to employees, the fair value of the underlying ordinary shares would require significant judgment and, in many cases, be material to the Company’s results of operations. In this case, determination of the fair value of the ordinary shares required no judgment on the part of management since that fair value was determinable based on the trading price of the Company’s ordinary shares on the TASE.

The Company further notes that a number of other TASE-listed companies have undertaken, or sought to undertake, IPOs in the United States in recent years and in those offerings the relevant issuers did not include disclosure regarding significant factors contributing to the difference between the fair value of options granted in the past and the estimated public offering price in the United States. The Company is not aware of any reason why the share price of the ordinary shares on the TASE does not provide the most appropriate basis (indeed, the only real basis) to determine the fair value of its ordinary shares.

Furthermore, although the Company had several positive announcements during that period, the Company does not believe that it can directly point to specific factors which were responsible for movements in its share price over time.

The Company currently expects that the recent price of its ordinary shares on the TASE will be the principal factor to be considered in determining the offering price. To this end, the Company

November 6, 2013

has removed the placeholder for a price range on the cover of the prospectus and, instead, has added the closing price of its shares on the TASE on the most recent practicable date prior to launch to calculate the expected offering amount. There is no current expectation that the IPO will price at a premium to the closing trading price on the TASE on the date of pricing. If circumstances change, the Company will immediately notify the Staff.

Financial Statements, page F-1

General

2.	Please revise to remove the restrictive legend that follows the report of the independent registered public accounting firm and the consent of the independent registered public accounting firm prior to the planned effectiveness of the Form F-1 registration statement.

Response:

The Company acknowledges the Staff’s comment and will revise to remove the restrictive legend that follows the report of the independent registered public accounting firm and the consent of the independent registered public accounting firm upon effecting the planned reverse share split, which is expected to occur prior to the planned effectiveness of the Form F-1 registration statement.

Exhibits

3.	Please have counsel file a legality opinion. We may have additional comments upon further review.

The opinion of Meitar Liquornik Geva Leshem Tal, Israeli counsel to the Company, as to the validity of the ordinary shares has been filed as Exhibit 5.1 to the Registration Statement.

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Please do not hesitate to contact Joshua Kiernan or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

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